

XM Canada Reports Solid Third Quarter Results; Continues Steady Growth

Reports 14% growth in self-paying subscribers and 19th consecutive quarter of revenue growth

Toronto – July 14, 2010 – Canadian Satellite Radio Holdings Inc., parent company of XM Canada ("CSR" or the "Company") (TSX: XSR), Canada's premier digital audio entertainment and content provider, today released its financial results for the third quarter ended May 31, 2010 and reported steady growth in revenue and subscribers.

"Since our launch almost five years ago, we have followed a deliberate and disciplined strategy to build a robust business with strong products and partnerships," said Michael Moskowitz, President and Chief Executive Officer. "We are on track with that strategy and now are in a position to fully leverage market opportunities that will expand our audience reach and revenue."

Third Quarter 2010 Financial Highlights
Three months ended May 31, 2010 vs. three months ended May 31, 2009
- Revenue grew by 5 per cent to $14.1 million from $13.5 million, marking the 19th consecutive quarter of revenue growth
- Increased self-paying subscribers by 14 per cent to 414,500 from 363,400
- Before foreign exchange gains, net loss was $16.1 million for this period compared to $15.1 million for Q3 2009 (excluding non-comparable items of $22.8 million as a result of a debt buyback).

"Growth in Canadian automotive sales – currently up 8.5 per cent year-over-year for the period January thru to May – has contributed to our increase of new subscribers. As well, our new program with GM to engage purchasers of XM-equipped used vehicles has opened the door to new revenue streams from the automotive sector," said Moskowitz. "While automotive remains our largest channel, we are also expanding our ability to deliver XM's rich and exclusive programming through new mediums including online, in-home and on mobile devices such as the iPhone and iPod touch and through our new applications for iPad and BlackBerry smartphones."

Recent Business Highlights
- A new program to seamlessly offer GM Optimum customers, who purchase an XM factory-equipped used vehicle, with a 90-day trial of the XM audio entertainment service. This new initiative delivers enhanced value to used car buyers and enables a new revenue opportunity from a growing market segment.
- Expanded our XM Online+ mobile and internet service with the launch of new mobile applications for BlackBerry smartphones and iPad, and announced the pending launch of a mobile application for Android-powered smartphones.
- Continued commitment to the development of Canadian talent by launching the second annual Canada's Next Top Comic competition and offering a chance for an emerging Canadian comic to catapult their career forward by performing live at Global ComedyFest in Vancouver.

Financial Performance

For the third quarter of 2010 XM Canada's revenue increased by 5 per cent to $14.1 million from $13.5 million for the same quarter in 2009. The increase was attributable to the Company's growing subscriber base. XM Canada recognizes only those customers who are paying for its service as self-paying subscribers.

Average Monthly Subscription Revenue per Subscriber (ARPU) was $11.18 and $11.97 for the third quarter of 2010 and 2009, respectively. The year-over year decline in ARPU was due to (i) a significant increase in automotive self-paying subscribers, which have a lower ARPU, (ii) promotional discounts offered to consumers to encourage adoption of multi-year plans and increase retention, and (iii) implementation of a revenue reserve.

Adjusted Operating Profit (Loss) was ($3.3 million) for the third quarter of 2010 slightly lower than in the third quarter of 2009. Higher revenue during the quarter was offset by an increase in cost of revenue and general & administrative expenses for the period.

Pre-Marketing Adjusted Operating Profit was $1.2 million for the three months ended May 31, 2010 compared to $2.4 million for the same quarter of 2009. This quarter is the eighth consecutive quarter in which XM Canada has generated Pre-Marketing Adjusted Operating Profit.

Per Subscriber Acquisition Cost (SAC) was $52 and $77 for the third quarter of 2010 and 2009, respectively. The decrease in SAC is attributable to lower cost aftermarket receivers and a shift in gross additions from the aftermarket to the automotive channel, which has a lower subscriber acquisition cost.

Cost per Gross Addition (CPGA) was $112 and $140 for the third quarter of 2010 and 2009, respectively. CPGA declined year-over-year as a result of slightly lower advertising and marketing costs as well as lower direct costs to acquire subscribers.

The non-GAAP measures above should be used in addition to, but not as a substitute for, the analysis provided in the interim consolidated statement of operations and deficit.

About Canadian Satellite Radio Holdings Inc.

Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM Canada and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country. With 130 digital channels of choice, XM Canada offers Canadian listeners the most unique and original Canadian and international programming, including commercial-free music channels, exclusive live concerts and sports coverage, and the best in talk, comedy, children's and entertainment programming. A free 14-day trial of XM Radio is available at http://www.xmradio.ca/freetrial/. Visit www.xmradio.ca for programming and subscription information.

XM Canada is the satellite entertainment leader in the Canadian automotive market with long-term factory installation agreements with manufacturers that own close to 60 per cent share of the domestic vehicle market. XM's industry-leading products are available at shop.xmradio.ca, and at retailers nationwide.

XM programming is available by subscribing directly through XM Canada and is also available as streams of commercial-free XM music channels on TELUS Mobile Radio and Rogers

Wireless Radio on Demand. XM Canada is the exclusive music channel provider on Air Canada's flights.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.xmradio.ca/about/.

Forward-Looking Statements
Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. CSR makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by applicable law. Additional information identifying risks and uncertainties is contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

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For further information, please contact:

Investors   **Media**
Morlan Reddock   Trish Tervit
416-408-6899   416-969-2809
investor.relations@xmradio.ca   ttervit@environicspr.com

CANADIAN SATELLITE RADIO HOLDINGS INC.
RECONCILIATION OF LOSS BEFORE THE UNDERNOTED
TO ADJUSTED OPERATING PROFIT (LOSS) (UNAUDITED)

Adjusted Operating Profit (Loss) is defined as operating profit (loss) before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability.

This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies.

Adjusted Operating Profit (Loss) does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

Pre-Marketing Adjusted Operating Profit (Loss) is defined as Adjusted Operating Profit (Loss) adding back total marketing expenses. We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

($000's)	Third Quarter 2010	Third Quarter 2009
		Restated
Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit (Loss)		
Profit (Loss) before the undernoted	(9,951)	(10,003)
Add back non-Adjusted Operating Profit (Loss) items included		
Amortization	6,189	6,157
Stock-based	547	597
Costs paid by parent	(133)	63
Adjusted Operating Profit (Loss)	(3,348)	(3,186)
Add back total	4,515	5,616
Pre-Marketing Adjusted Operating Profit (Loss)	1,167	2,430